Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2021 RESULTS – RECORD

QUARTERLY GOLD PRODUCTION; DRILLING IDENTIFIES POTENTIALLY

SIGNIFICANT EXTENSION TO THE EAST GOULDIE ZONE AT ODYSSEY; UPDATED

CLIMATE CHANGE STRATEGY OUTLINED IN 2020 SUSTAINABILITY REPORT

Toronto (April 29, 2021) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported quarterly net income of $136.1 million, or net income of $0.56 per share, for the first quarter of 2021. This result includes gains of $10.0 million ($0.04 per share) on the sale of certain non-core European properties, derivative gains on financial instruments of $6.8 million ($0.03 per share), non-cash foreign currency translation gains of $3.1 million ($0.01 per share), non-cash mark-to-market losses on warrants of $27.7 million ($0.11 per share), foreign currency translation losses on deferred tax liabilities of $11.2 million ($0.05 per share), a multi-year health care donation of $5.0 million (net of tax, pre-tax amount of $8.0 million) ($0.02 per share) and various other adjustment losses of $2.8 million ($0.01 per share). Excluding these items would result in adjusted net income1 of $162.9 million or $0.67 per share for the first quarter of 2021. For the first quarter of 2020, the Company reported a net loss of $21.6 million or a net loss of $0.09 per share.

Included in the first quarter of 2021 net income, and not adjusted above, are non-cash stock option expense of $8.8 million ($0.04 per share) and workforce costs of employees affected by the COVID-19 pandemic (primarily Nunavut-based) of $2.6 million ($0.01 per share).

1 Adjusted net income is a non-GAAP measure. For a discussion regarding the Company's use of non- GAAP measures, please see "Note Regarding Certain Measures of Performance".

In the first quarter of 2021, cash provided by operating activities was $356.4 million ($415.2 million before changes in non-cash components of working capital), compared to the first quarter of 2020 when cash provided by operating activities was $163.4 million ($204.8 million before changes in non-cash components of working capital). The cash provided by operating activities in the first quarter of 2021 resulted in another strong quarter of free cash-flow2 generation.

The increase in net income in the first quarter of 2021, compared to the prior-year period, is primarily due to higher mine operating margins and lower losses in non-cash items related to mark-to-market adjustments on financial instruments owned by the Company, partially offset by higher amortization of property, plant and mine development due to higher production volumes and the contribution of the Hope Bay mine, higher general and administration costs related to a health care donation of $8.0 million spread over several years (C$10.0 million) that was expensed in the first quarter of 2021, and higher income and mining taxes driven by higher operating margins.

In the first quarter of 2021, the higher mine operating margins were primarily a result of strong operating performance at the LaRonde and Meadowbank complexes, the Meliadine and Canadian Malartic mines and the contribution from the recently acquired Hope Bay mine, and higher average realized metal prices. In the first quarter of 2020, gold production was negatively impacted by COVID-19 related reductions in mining activities along with short-term production ramp-up issues in Nunavut and in the high-grade West mine area at LaRonde.

The increase in cash provided by operating activities in the first quarter of 2021, compared to the prior-year period, was mainly due to an increase in mine operating margins for the reasons described above, partially offset by higher cash taxes related to the higher mine operating margins and payments for deferred taxes related to the 2020 tax year in the quarter.

"Building on the back of strong operating results in the second half of 2020, we are reporting our second consecutive quarter of record production, with strong operational and safety performance at all of our key mines and better than forecasted costs. The Company remains on track to hit its production and cost guidance for 2021, and we expect to generate strong free cashflow during the year," said Sean Boyd, Agnico Eagle's Chief Executive Officer. "We significantly increased our exploration budget for 2021 and we are already starting to see positive results from this initiative, with drilling encountering high-grade gold mineralization at Hope Bay and a significant drill result suggesting the potential for an almost one-kilometre extension to the East Gouldie Zone at the Odyssey underground project. The Company is also pleased to release its 2020 Sustainability Report, which includes an updated climate change strategy with a net-zero emissions target for 2050 and the initial declaration of Scope 3 emissions," added Mr. Boyd.

 2 Free cash flow is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

First quarter of 2021 highlights include:

•	Strong operational performance in March drives record quarterly gold production – Better than forecast performance at LaRonde, Kittila, Meliadine and Meadowbank in March resulted in record payable gold production[3] in the first quarter of 2021 of 504,545 ounces (excluding 12,259 ounces of payable gold production at Hope Bay, and including 8,123 ounces of pre-commercial production of gold at the Tiriganiaq open pit at Meliadine) at production costs per ounce of $782, total cash costs per ounce[4] of $729 and all-in sustaining costs ("AISC") per ounce[5] of $996. Including Hope Bay, payable gold production in the first quarter of 2021 was 516,804 ounces at production costs per ounce of $811, total cash costs per ounce of $734 and AISC per ounce of $1,007. Production costs, total cash costs per ounce and AISC per ounce exclude the pre-commercial production of gold at Tiriganiaq

•	Production and cost guidance maintained for 2021 – Expected gold production in 2021 is unchanged at approximately 2,047,500 ounces, while total cash costs per ounce and AISC per ounce continue to be forecast in the range of $700 to $750 and $950 to $1,000, respectively. Gold production in 2021 is still expected to be split approximately 48% in the first half of the year and 52% in the second half. The second quarter is now forecast to be the weakest production quarter. This relates to stronger than expected performance in the first quarter of 2021 and scheduled maintenance at several operations in the second quarter of 2021 that requires changes in the mining sequence which will result in slightly lower expected grades. Estimated payable gold production and costs for 2021 exclude any contribution from Hope Bay

3Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

4Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a byproduct basis. For a reconciliation to production costs and for total cash costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

5AISC per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

•	Capital expenditures for 2021 remain unchanged – Total capital expenditures for 2021 are still estimated to be approximately $803.0 million. Capital spending levels in the first quarter of 2021 were lower than forecast largely due to the timing of expenditures. Capital spending is expected to return to more normalized levels over the balance of the year

•	2020 Sustainability Report provides an updated climate change strategy – The Company will release its 2020 Sustainability Report on April 30, 2021, highlighting the progress achieved during the past year in the areas of sustainability and responsible mining. Key initiatives include the evolution of the Company's climate change strategy with a net-zero emissions target for 2050 and the partial disclosure of Scope 3 emissions

•	A quarterly dividend of $0.35 per share has been declared

•	Drilling identifies a potentially significant extension to the East Gouldie Zone – At the Odyssey project at the Canadian Malartic mine, a 970-metre step-out drill hole has intersected the eastern down plunge extension of the East Gouldie Zone. This hole intersected 2.7 grams per tonne ("g/t") gold over 10.9 metres, including 3.1 g/t gold over 7.2 metres at approximately 1,995 metres depth. This new intercept suggests that the current mineral resources at East Gouldie could be expanded significantly down-plunge towards the east. Drilling is also underway to infill the East Gouldie Zone to 75 metre spacing. Highlights from this program include: 6.3 g/t gold over 22.6 metres at 1,482 metres depth and 3.7 g/t gold over 58.6 metres at 1,580 metres depth

•	Optimization and exploration activities ongoing at Hope Bay – Hope Bay was acquired on February 2, 2021, and attributable gold production for the first quarter of 2021 was 12,259 ounces at production costs per ounce of $1,964, total cash costs per ounce of $929 and AISC per ounce of $1,505. Quarterly production guidance for Hope Bay is unchanged at approximately 18,000 to 20,000 ounces of gold at total cash costs per ounce of $950 to $975 and AISC per ounce of $1,525 to $1,575. The Hope Bay management team is currently focused on optimizing the underground mine and mill operations, with a longer-term view to developing a larger scale production centre. During the first quarter of 2021, exploration activities were focused on the Doris area, which is the current source of mill feed. Highlights include: 9.8 g/t gold over 16.7 metres at 343 metres depth in the BTD Extension and 11.6 g/t gold over 7.4 metres at 203 metres depth at the DCN Zone

First Quarter 2021 Financial and Production Highlights

In the first quarter of 2021, the Company set a second consecutive record in quarterly payable gold production of 504,545 ounces (excluding 12,259 ounces of payable gold production at Hope Bay, and including 8,123 ounces of pre-commercial production of gold at the Tiriganiaq open pit at Meliadine). This compares to quarterly payable gold production of 411,366 ounces in the prior-year period (which included 2,974 ounces of pre-commercial production of gold at the Barnat deposit at Canadian Malartic). Including the Hope Bay mine, the Company's quarterly gold production was 516,804 ounces in the first quarter of 2021.

The higher gold production in the first quarter of 2021, when compared to the prior-year period, was primarily due to strong performance at the LaRonde and Meadowbank complexes and at the Canadian Malartic, Meliadine and Kittila mines, especially in the month of March 2021, partially offset by lower production at Pinos Altos resulting from lower gold grades encountered under the mining sequence, at La India related to water conservation efforts and at Creston Mascota where only residual leaching remains. In the first quarter of 2020, gold production was negatively affected by COVID-19 related reductions in mining activities. A detailed description of the production at each mine is set out below.

Production costs per ounce in the first quarter of 2021 were $782 (excluding the Hope Bay mine), compared to $872 in the prior-year period. Total cash costs per ounce in the first quarter of 2021 were $729 (excluding the Hope Bay mine), compared to $836 in the prior-year period. Including the Hope Bay mine, production costs per ounce were $811 and total cash costs per ounce were $734 in the first quarter of 2021.

In the first quarter of 2021, production costs per ounce decreased when compared to the prior-year period primarily due to higher gold production, partially offset by the strengthening of the Canadian dollar against the U.S. dollar. In the first quarter of 2021, total cash costs per ounce decreased when compared to the prior-year period primarily due to higher gold production and higher by-product revenues, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

AISC per ounce in the first quarter of 2021 were $996 (excluding the Hope Bay mine), compared to $1,099 in the prior-year period. AISC in the first quarter of 2021 decreased when compared to the prior-year period primarily due to lower total cash costs per ounce. Including the Hope Bay mine, AISC per ounce were $1,007 in the first quarter of 2021.

Financial Flexibility Remains Strong After Acquisition of TMAC Resources

Cash and cash equivalents and short-term investments decreased to $132.0 million at March 31, 2021, from the December 31, 2020 balance of $406.5 million, as the Company used its cash position and the free cash flow generated from operations to acquire TMAC Resources Inc. ("TMAC") for approximately $226.0 million for its equity (or $185.9 million, net of cash and cash equivalents acquired), to advance $105.0 million to TMAC to repay its outstanding debt, to buy-back for $50.0 million a 1.5% net smelter return royalty on Hope Bay from Maverix Metals Inc. and to pay cash tax installments related to deferred taxes for the 2020 tax year. As of March 31, 2021, the outstanding balance on the Company's unsecured revolving bank credit facility was nil, and available liquidity under this facility was approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

In April 2021, DBRS Morningstar and Fitch Ratings confirmed their credit ratings on the Company at BBB with a stable outlook.

Approximately 32% of the Company's remaining 2021 estimated Canadian dollar exposure is hedged at an average floor price above 1.32 C$/US$. Approximately 53% of the Company's remaining 2021 estimated Mexican peso exposure is hedged at an average floor price above 20.75 MXP/US$. Approximately 8% of the Company's remaining 2021 estimated Euro exposure is hedged at an average floor price of approximately 1.20 US$/EUR. The Company's full year 2021 cost guidance is based on assumed exchange rates of 1.30 C$/US$, 20.00 MXP/US$ and 1.20 US$/EUR.

Approximately 50% of the Company's diesel exposure relating to its Nunavut operations (excluding Hope Bay) for 2021 is hedged at an average floor price below $0.45 per litre, which is better than the 2021 cost guidance assumption of $0.50 per litre (excluding transportation costs).

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to support its key input costs.

Capital Expenditures

Total capital expenditures (including sustaining capital) in the first quarter of 2021 were $154.9 million (excluding Hope Bay), lower than forecast primarily due to the timing of the expenditures. Including Hope Bay, the total capital expenditures in the first quarter of 2021 were $163.0 million. Capital spending is expected to return to more normalized levels over the balance of the year and the total capital expenditures (including sustaining capital) in 2021 remain forecast to be approximately $803.0 million, excluding the Hope Bay mine. The estimate is based on an exchange rate of 1.30 C$/US$. Pre-commercial production at the Tiriganiaq open pit at Meliadine is incorporated in, and netted against, the total 2021 capital expenditure forecast. As a result, some variability is likely depending on the timing of the achievement of commercial production, prevailing gold prices and foreign exchange rates.

The following table sets out capital expenditures (including sustaining capital) in the first quarter of 2021.

Capital Expenditures
(In thousands of U.S. dollars)
Three Months Ended
March 31, 2021
Sustaining Capital
LaRonde Complex	$21,572
Canadian Malartic mine	19,555
Meadowbank Complex	7,342
Meliadine mine	10,208
Kittila mine	10,644
Goldex mine	7,170
Pinos Altos mine	4,118
La India mine	1,855
Total Sustaining Capital	$82,464

Development Capital
LaRonde Complex	$8,785
Canadian Malartic mine	7,648
Meadowbank Complex	4,031
Amaruq underground project	10,349
Meliadine mine	13,850
Kittila mine	14,380
Goldex mine	4,054
Pinos Altos mine	1,553
La India mine	1,674
Other	6,089
Total Development Capital	$72,413
Total Capital Expenditures - excluding Hope Bay	$154,877

Hope Bay mine	8,167
Total Capital Expenditures - including Hope Bay	$163,044

2021 Production and Cost Guidance Unchanged

Production guidance for 2021 remains unchanged at approximately 2,047,500 ounces of gold (including approximately 29,000 ounces of pre-commercial gold production from the Tiriganiaq open pit at Meliadine). The Company anticipates that total cash costs per ounce and AISC per ounce for 2021 will continue to be in the range of $700 to $750 and $950 to $1,000, respectively. Approximately 52% of expected gold production in 2021 is anticipated to occur in the second half of 2021. The second quarter is now forecast to be the weakest production quarter. This relates to stronger than expected performance in the first quarter of 2021 and scheduled maintenance at several operations (LaRonde Complex, Goldex, Meadowbank Complex, Meliadine and Kittila) in the second quarter of 2021 that results in changes in the mining sequence which brings in slightly lower grades. Estimated payable gold production and costs for 2021 exclude any contribution from Hope Bay.

On a quarterly basis, Hope Bay is expected to produce approximately 18,000 to 20,000 ounces of gold at total cash costs per ounce of $950 to $975 and AISC per ounce of $1,525 to $1,575.

General & Administration Cost Guidance

In the first quarter of 2021, general and administration expenses were $44.9 million, which was above forecast primarily due to a health care donation of $8.0 million (C$10.0 million) spread over several years that was expensed in the first quarter of 2021 and due to higher costs related to compensation and benefit expenses in the first quarter of 2021. The Company now expects its 2021 general and administration expenses to be between $90 and $100 million (previously $80 to $90 million), excluding share-based compensation expense. In 2021, share-based compensation expense is expected to be between $35 and $45 million (including non-cash stock option expense of between $10 and $15 million).

Depreciation Guidance

In the first quarter of 2021, depreciation and amortization expenses were $174.7 million (excluding the Hope Bay mine). For 2021, the depreciation and amortization expenses are still forecast to be between $700 and $750 million.

In the first quarter of 2021, the depreciation and amortization expense for the Hope Bay mine was $6.4 million and, going forward, it is forecast to be approximately $8.0 million per quarter.

2021 Tax Guidance

Income and mining taxes expense for the first quarter of 2021 was $93.4 million (an effective tax rate of 40%). The effective tax rate is within the guided overall tax rate range for 2021 of 40% to 45%.

In the first quarter of 2021, the Company made cash tax payments of approximately $109.0 million. Of these, approximately $76.0 million related to top-up payments for taxes related to the 2020 tax year for Canada ($44.0 million) and Mexico ($32.0 million). The higher than normal payments are a result of the Company's opting to defer tax installments due to COVID-19 and the annual payment of the Special Mining Duty ("SMD") in Mexico of approximately $10.0 million. This annual SMD is due in March following the tax year-end. The Company expects cash taxes in each of the next three quarters to be aligned with the forecast amounts.

As previously outlined in the Company's news release dated February 11, 2021, the Company expects its effective tax rates by jurisdiction for the full year 2021 to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

2020 Sustainability Report Updates Climate Change Strategy

The Company will release its 2020 Sustainability Report on April 30, 2021, highlighting the progress achieved during the past year in the areas of sustainability and responsible mining. Key initiatives include an updated climate change strategy with a net-zero emissions target for 2050, and the disclosure of Scope 3 emissions (partial).

Adaptable, sustainable, accountable. These three words express Agnico Eagle's long-standing approach to improving sustainability performance. In 2020, they represented the Company's commitment (in the face of COVID-19) to remain focused on advancing its sustainability goals while protecting the health and safety of its employees and the communities in which it operates.

•	The Company is committed to maintaining the highest health and safety standards. The Company's long-term goal is to strengthen its health and safety culture through individual accountability and leadership, accompanied by aspirational zero harm safety targets and leading performance indicators. The past year was marked by the unique challenges brought on by the COVID-19 pandemic, and the Company's health & safety teams demonstrated remarkable adaptability to respond promptly to changing conditions

•	In 2020, the Company's combined lost-time accident and restricted work frequency (employees and contractors) was 1.02, compared to 0.99 in 2019. The Company expects to use the many lessons learned in 2020 to improve its safety performance. It has launched the Towards Zero Accidents health and safety initiative, another step along our journey to eliminate workplace injuries and reach our goal of zero accidents

•	The Company's efforts in environmental stewardship focus on minimizing its environmental footprint, by preventing or limiting emissions, and reducing waste. Each of the Company's operations is responsible to identify, analyze and manage environmental risks and to work in a transparent manner with local stakeholders, building a foundation of trust and cooperation

•	In 2020, the Company's greenhouse gas ("GHG") Scope 1 and 2 emissions were 578,156 tonnes of CO2 equivalent ("CO2eq") representing an 11% increase compared to 2019 and our GHG emissions intensity (tonnes of CO2eq per ounce of gold processed) increased by 7% to 0.40 in 2020. Both increases relate primarily to the ramp-up of operations in Nunavut. While there is still work to do, the Company believes it has the lowest GHG emissions intensity in its peer group, achieved by sourcing 52% of its electricity needs from renewable sources

•	The increase in 2019 and 2020 is mainly attributable to the expansion of Meadowbank Complex and start-up of Meliadine mine in Nunavut where there is no power grid, and the only available source of electricity is through diesel generators. The Company sees potential to materially reduce GHG emissions for not only these new mining operations, but also for the entire Kivalliq region of Nunavut, through the construction of a power (and fibre optic) line sourcing green renewable energy from northern Manitoba. The Company is actively working with the local Inuit associations, the Government of Nunavut, and the Federal Government of Canada to move this power/fibre line forward. The Company is also considering alternatives, including wind generation for which the Company has permits at the Hope Bay mine. The Company continues work with local stakeholders in the North to find innovative solutions to reduce its carbon footprint

•	In 2020, the Company completed a first estimate of its Scope 3 GHG emissions, following the GHG Protocol Standard and using spend-base emission factors. The Company's Scope 3 GHG emissions are estimated at approximately 1.3 million tonnes of CO2eq. Most of these emissions are estimated to come from the purchase of standard goods and services from carbon intensive industries such as chemicals, mining services and construction. Given the approximate nature of this assessment and the rapidly evolving practice, it is expected that the Company's Scope 3 assessment may vary in the coming years

•	The Company understands that the planet is at a critical juncture in the climate crisis. In the short term, all of the Company's sites have initiated GHG reduction initiatives and continue to research, develop and implement new ones. In the long term, the Company has committed to a net zero target for 2050. Pathways to achieve net zero, including specific reduction targets, and other key climate-related targets will be evaluated as the Company continues to move forward on improving its performance on all climate-related matters

•	The Company believes that its people and culture have always been a competitive strength and advantage. Diversity and inclusion are fundamental to the Company's core values of Family, Trust, Respect, Responsibility and Equality. The Company is committed to engaging, developing and retaining the best people and empowering everyone with equal access to opportunities and recognition

•	In 2020, the Company continued investing in local communities, with total spending of $5.3 million in community investments ($47.0 million since 2009), $876 million in local procurement (55% proportion of spending with locally based suppliers) and $621 million paid to employees in wages and benefits

•	In 2020, the COVID-19 pandemic created unique challenges to the communities in which the Company operates. The Company worked closely with community authorities and businesses to leverage its ability to access materials to support the most vulnerable people in society and to provide critical health, safety, food and other supplies. Among the actions taken, the Company delivered food baskets and supported food banks, provided hygiene and PPE supplies to communities and frontline workers, supported local businesses through special aid and purchase of vouchers and gift cards for employees and communities and provided workforce, equipment and material for community-led support initiatives through a program called the "Good Deeds Brigade" in Nunavut

"Sustainability is a mindset and we see it as an opportunity to do better, to constantly improve and to deliver on our responsibilities and promises to all of our stakeholders", said Mr. Boyd.

Dividend Record and Payment Dates for the Second Quarter of 2021

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.35 per common share, payable on June 15, 2021 to shareholders of record as of June 1, 2021. Agnico Eagle has declared a cash dividend every year since 1983.

Remaining Expected Dividend Record and Payment Dates for 2021

Record Date	Payment Date
June 1, 2021*	June 15, 2021*
September 1, 2021	September 15, 2021
December 1, 2021	December 15, 2021

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

COVID-19 Update

All of the regions in which the Company operates are experiencing a third wave of COVID-19 and have maintained or reinforced COVID-19 related restrictions. The Company continues to apply and reinforce the extraordinary measures implemented to protect the health and safety of its employees and the communities in which it operates. During the first quarter of 2021, none of the Company's operations were suspended or restricted. Although the Company believes the risk for business interruption remains low considering the rigorous protocols that have been implemented in all of the regions, the situation remains challenging and it requires close attention and adaptation from the sites. Unexpected interruptions could still occur given the uncertainty surrounding the evolution of the virus and its variants and the measures taken by governments and others to contain the spread and impact of the virus and its variants.

Throughout the COVID-19 pandemic, the Company has maintained communication with local authorities to understand the community's priorities and provide support where and when needed. The 2020 Sustainability Report details some of the Company's initiatives completed in 2020. During the first quarter of 2021, the Company continued to donate food for vulnerable people and health and safety supplies to the surrounding communities of Pinos Altos and La India. In Nunavut, the Company launched the Digital Ambassador Program, a community-focused initiative to enhance the ability to consult and engage with community members while also addressing digital challenges. Community-based ambassadors provide access to technology and support for people interested in attending virtual information or consultation meetings in a safe and effective manner using iPads that the Company provides. The Company also participated in the Baker Lake Hot Meals program, providing meals to 20-40 community members on a monthly basis. In Finland, the Company continued to support local tourism businesses by helping them obtain environmental certificates and financing entry tickets for school children to a local winter attraction. In the Abitibi, the Company donated funds to local support groups.

Government vaccination programs for COVID-19 are underway in all of the regions in which the Company operates. The Company's local teams have offered their support to the vaccination effort to the local health authorities. In Mexico, the Company provides transportation for health personnel to the community to administer COVID-19 vaccines and transportation for employees to bring them to vaccination centres. In Nunavut, the Company subsidizes meals for the medical staff and volunteers participating in the vaccination campaign in the Kivalliq region.

COVID-19 protocols (not including compensation paid to Nunavut-based employees) added approximately $1.4 million (approximately $3 per ounce) to the Company's operating costs in the first quarter of 2021. These costs relate mainly to the purchase of sanitizing equipment and consumables; procurement of masks; testing of employees; rental of trailers for screening; additional employee transportation; and supplies and health support to surrounding communities. These incremental costs are expected to remain in place for the foreseeable future. To date, the Company has seen limited impact on operational productivity as a result of COVID-19.

In the first quarter of 2021, the Company's Nunavut-based workforce remained at home due to current COVID-19 health guidelines issued by the Government of Nunavut and the Company continued to pay 75% of the base salaries to these employees (a total of $4.1 million pre-tax, $2.6 million net of tax, which is included in Other (Income) Expenses).

In Nunavut, the vaccination campaign is well advanced and discussions are underway with local authorities to discuss the reintegration of the Nunavut-based workforce. The Company is in the process of establishing a reintegration plan taking into account logistics, testing and health protocols, as well as training plans required to ensure a smooth and safe reintegration. No timeline for reintegration has been set at the time of this news release.

In the first quarter of 2021, 219 employees tested positive for COVID-19. A significant majority of these cases were detected by the Company's screening and testing protocols. To date, the Company believes these protocols have been effective at detecting COVID-19 cases and preventing the spread of the virus within the Company's operations. The following table sets out additional information on COVID-19 cases identified in the first quarter of 2021.

Region	Total Positive Cases	Detected Offsite	Detected by the Company's protocols	Recovered Cases**
Finland	1	1	—	3
Nunavut*	22	4	18	37
Abitibi	27	17	10	28
Mexico	131	2	129	92
Exploration	37	7	30	36
Toronto	1	1	—	1
Sub-Total	219	32	187	197

*Excluding pre-acquisition cases at Hope Bay.

**Recovered Cases in the first quarter 2021 include employees that were positive and had not yet recovered at the end of the fourth quarter of 2020 and that recovered in the first quarter of 2021.

The Company will continue to strive to provide a healthy and safe working environment at all its operations. The Company will continue to monitor the situation closely and respond promptly as needed.

First Quarter 2021 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Friday, April 30, 2021 at 8:30 AM (E.D.T.) to discuss the Company's first quarter financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 2091801. The conference call replay will expire on May 30, 2021.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Annual Meeting

The Company's Annual and Special Meeting of Shareholders (the "AGM") will begin on Friday, April 30, 2021, at 11:00 AM (E.D.T.). Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company's employees and shareholders as well as public health guidelines to limit gatherings of people, the AGM will be held in a virtual-only meeting format and conducted via live webcast using the LUMI meeting platform at https://web.lumiagm.com/272684657. The Company expects to revert to an in-person annual meeting in future years after public health conditions have improved.

For details on how to attend, communicate and vote at the virtual AGM, please see the Company's Management Information Circular dated March 22, 2021 as well as the additional materials filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by telephone at 416.947.1212, by toll-free telephone at 1.888.822.6714 or by email at info@agnicoeagle.com.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LaRonde Zone 5 ("LZ5") mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Complex – Better Than Forecast Performance at LZ5; Exploration Drifts Advancing on Three Levels, Drilling Expected to Begin in the Third Quarter of 2021

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit mining. The LZ5 mine achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics
	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Tonnes of ore milled (thousands of tonnes)	764	657
Tonnes of ore milled per day	8,489	7,220
Gold grade (g/t)	4.02	3.48
Gold production (ounces)	93,078	69,687
Production costs per tonne (C$)	$108	$63
Minesite costs per tonne (C$)	$108	$108
Production costs per ounce of gold produced ($ per ounce)	$688	$465
Total cash costs per ounce of gold produced ($ per ounce)	$541	$716

Gold production in the first quarter of 2021 increased when compared to the prior-year period primarily as a result of a higher throughput levels and higher grade. The LaRonde Complex performed above plan in the first quarter of 2021 primarily due to increased productivity achieved with the use of automated equipment and unanticipated ore extracted from the development in Zone LR11-3. In the prior-year period, access to higher grade ore from the West mine area was delayed as additional ground support was being completed and the operations were temporarily suspended on March 23, 2020 as ordered by the Government of Quebec in response to COVID-19 (the "Quebec Order").

Production costs per tonne in the first quarter of 2021 increased when compared to the prior-year period primarily due to the timing of unsold concentrate inventory. Production costs per ounce in the first quarter of 2021 increased when compared to the prior-year period due to the reasons described above and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by higher gold grades.

Minesite costs per tonne6 in the first quarter of 2021 were the same when compared to the prior-year period. Total cash costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period due to higher gold production and higher by-product revenues due to higher average realized by-product metal prices, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

6 Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance" below.

Operational Highlights

•	The ramp-up of mining activities in the West mine area at the LaRonde mine continues to progress as planned. An average production rate of 1,221 tonnes per day ("tpd") was achieved, slightly above the forecast of 1,150 tpd

•	The LZ5 mine achieved a record production rate of 3,140 tpd, well above the forecast, which resulted in a reduction of costs per tonne. The strong performance was driven by continuous optimization of production from automated equipment

•	Production from automated equipment was above target both at LaRonde and LZ5. At the LaRonde mine, 26% of the production mucking was done in automated mode with operators based on surface and 66% of the production drilling was done on automated or assisted mode. At the LZ5 mine, 21% of the production mucking and hauling was done in automated mode with operators based on surface

•	In the second quarter of 2021, there is a planned ten-day maintenance shutdown at the LaRonde Complex. At the mill, maintenance work is scheduled to be done on the concentrate filter presses and on the 5,000 tonne ore silo. At the mine, maintenance work is expected to be done on the surface exhaust fan

•	As part of ongoing stakeholder engagement, the Company is in discussions with First Nations groups concerning a collaboration agreement

Project Highlights

•	Infrastructure continues to be developed to provide further access to mine LaRonde 3 (below Level 311)

•	At Zone LR11-3 (which is at the past producing Bousquet 2 mine), development from level 146 of the LaRonde mine advanced by 353 metres in the first quarter of 2021. The development went through Zone 6 and approximately 12,000 tonnes of low grade ore was processed at the mill. Zone LR11-3 is expected to be reached in the second half of 2021 and production activities are expected to begin in 2022

•	The three exploration drifts being developed to explore areas located 1 to 3 kilometres from surface below LZ5 and west of the 20N Zone are progressing as planned. Initial exploration drilling is expected to commence in the third quarter of 2021

Canadian Malartic Mine – Barnat Pit Optimization Completed; Drilling Identifies a Significant Extension to the East Gouldie Zone

In June 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") acquired Osisko Mining Corporation (now Canadian Malartic Corporation) and created Canadian Malartic GP (the "Partnership"). The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume numbers in this section reflect the Company's 50% interest in the Canadian Malartic mine, except as otherwise indicated. The Odyssey underground project was approved for construction in February 2021.

Canadian Malartic Mine – Operating Statistics
All metrics exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Tonnes of ore milled (thousands of tonnes) (100%)	5,262	4,642
Tonnes of ore milled per day (100%)	58,467	53,979
Gold grade (g/t)	1.18	0.94
Gold production (ounces)	89,550	61,789
Production costs per tonne (C$)	$27	$28
Minesite costs per tonne (C$)	$28	$27
Production costs per ounce of gold produced ($ per ounce)	$619	$787
Total cash costs per ounce of gold produced ($ per ounce)	$617	$734

Gold production in the first quarter of 2021 increased when compared to the prior-year period primarily due to higher gold grades, higher throughput and higher gold recovery. The higher throughput primarily resulted from strong operational performance and continuous operation through the quarter while, in the prior-year period, the operations were temporarily suspended on March 23, 2020 due to the Quebec Order.

Production costs per tonne in the first quarter of 2021 were essentially the same when compared to the prior-year period as higher open pit production costs resulting from a higher stripping ratio were offset by higher throughput and the timing of inventory. Production costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period primarily due to higher gold production, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first quarter of 2021 were essentially the same when compared to the prior-year period as higher open pit production costs due to a higher stripping ratio were offset by higher throughput. Total cash costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period primarily due to higher gold production, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	The mine achieved record tonnage mined in a month in January 2021

•	The mill performed above target, processing 5,262,686 tonnes (58,467 tpd) in the first quarter of 2021

•	The Canadian Malartic pit is forecast to provide approximately 60% of the ore during the second quarter of 2021

•	In the first quarter of 2021, the Barnat pit optimization was completed. The new design results in approximately 150,000 ounces of gold being added to the 2020 year end mineral reserve estimate (50% basis). Overburden stripping was completed in April 2021 and topographic drilling is expected to be finished by the third quarter of 2021. Softer ground conditions at Barnat are expected to increase the milling rate

Project Highlights

Canadian Malartic:

•	Tailings disposal is expected to transition to in-pit deposition once mining in the Canadian Malartic pit is completed in 2023. The Canadian Malartic team is developing a plan to increase the flexibility for tailings disposal prior to the transition

Odyssey Project:

•	The ramp and underground project are on schedule and on budget. Approximately 362 linear metres of development were completed in the first quarter of 2021, reaching a depth of 74 metres below surface

•	Shaft preparation work is underway. Construction on the headframe foundation is expected to start in the second quarter of 2021

Aggressive Drilling Program Continues to Infill East Gouldie High-Grade Core; Regional Drilling Discovers Potential Extension of East Gouldie 1,150 metres East of Current Mineral Resources

The Canadian Malartic property, together with the Rand Malartic and Midway properties, cover in excess of 25 kilometres along the Cadillac-Larder Lake deformation zone.

Exploration at Canadian Malartic is undertaken through the Partnership. The primary exploration target at Canadian Malartic continues to be the East Gouldie Zone, which was discovered in late 2018 at underground depths approximately 1.5 kilometres east of the Canadian Malartic/Barnat open pit and south of the underground East Malartic and Odyssey zones.

The East Gouldie Zone has a strike length of 1,400 metres in an east-west direction, dips 60 degrees north and extends from 700 metres to 1,900 metres depth below surface. The zone remains open laterally and down-plunge. As of December 31, 2020, East Gouldie was estimated to contain inferred mineral resources of 6.4 million ounces of gold, with Agnico Eagle's 50% interest representing 3.2 million ounces of gold (31.5 million tonnes grading 3.17 g/t gold).

East Gouldie, together with East Malartic and Odyssey, comprise the three main underground-mineralized zones of the Odyssey underground project that is currently under development for production, as detailed in the Company's news release dated February 11, 2021.

The aggressive infill drilling program at the Canadian Malartic property continued during the first quarter of 2021, with 10 drill rigs completing 23,400 metres (100% basis), mainly focused on East Gouldie with the objective of reducing the drill spacing to 75 metres from 150 metres within the current mineral resource envelope in preparation for converting mineral resources to mineral reserves in the future. An additional drill rig is being utilized in an ongoing geotechnical drilling program in support of the Odyssey project.

Selected recent drill intercepts from the East Gouldie Zone are set out in the table below. The pierce points are shown on the Canadian Malartic Mine – Composite Longitudinal Section, and drill hole collar coordinates are set out in a table in the Appendix. The intercepts reported for East Gouldie show uncapped and capped gold grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling. The sub-zone associated with each drill intersection is indicated in the table below.

Selected recent drill results from the East Gouldie Zone at Canadian Malartic

Drill hole	Sub-zone*	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**
MEX19-153W	N of HGWZ	1,749	1,757	1,536	6.5	4.9	2.6
and	HGWZ	1,777	1,851	1,580	58.6	3.7	3.7
including		1,806	1,820	1,579	11.2	7.0	7.0
MEX20-166A	HGSZ	1,717	1,743	1,482	22.6	6.4	6.3
including		1,721	1,725	1,476	3.2	13.1	13.0
including		1,733	1,741	1,487	6.8	8.7	8.5
MEX20-177W	HGSZ	1,384	1,402	1,178	16.6	3.4	3.4
MEX20-182W	HGSZ	1,659	1,671	1,269	10.6	3.3	3.2
and	S of HGSZ	1,709	1,716	1,289	6.0	1.8	1.8
MEX20-185W	Btw HGNZ & HGSZ	1,803	1,806	1,491	3.0	5.1	5.1
and	HGSZ	1,815	1,827	1,500	9.6	3.7	3.7
MEX20-186B	HGNZ	1,371	1,378	1,114	6.1	1.0	1.0
and	HGSZ	1,468	1,471	1,184	2.6	3.2	3.2
MEX20-188	Btw HGNZ & HGSZ	1,319	1,328	963	9.1	2.3	2.3
and	HGSZ	1,370	1,374	983	3.8	1.8	1.8
MEX20-190A	HGNZ	1,508	1,510	1,102	1.7	6.6	6.6
and	HGSZ	1,599	1,607	1,170	7.6	2.2	2.2
MEX20-191W	HGNZ	1,525	1,528	1,344	3.2	2.6	2.6
and	HGSZ	1,543	1,557	1,360	13.7	11.2	8.6
including		1,547	1,554	1,361	7.1	17.7	12.7
MEX20-192W	N of HGWZ	1,751	1,761	1,604	8.4	8.4	5.9
and	N of HGWZ	1,771	1,782	1,621	9.4	4.8	4.6
MEX20-193	HGSZ	1,794	1,804	1,639	8.7	4.3	4.3
and	S of HGSZ	1,815	1,822	1,655	6.3	6.7	6.2
MEX20-193WA	HGSZ	1,744	1,759	1,566	13.3	3.8	3.8
MEX20-194WAB	S of HGWZ	1,666	1,684	1,385	16.6	1.4	1.4
RD21-4680A	Potential EG Extension	2,262	2,274	1,995	10.9	2.7	2.7
including		2,262	2,270	1,993	7.2	3.1	3.1

*Sub-zones recognized at the East Gouldie Zone include: High-Grade West Zone; High-Grade North Zone ("HGNZ'); High-Grade South Zone ('HGSZ'); North of High-Grade West Zone ('HGWZ'); South of HGWZ; and Between HGNZ and HGSZ..

**Results from the East Gouldie Zone use a capping factor of 15 g/t gold.

[Canadian Malartic Mine – Composite Longitudinal Section]

[Canadian Malartic Mine – Geology Plan Map]

The infill drilling program at East Gouldie during the first quarter of 2021 continued to deliver robust results such as in drill hole MEX19-153W, which intercepted 3.7 g/t gold over 58.6 metres at 1,580 metres depth in the western, lower portion of the zone. Farther east in the high-grade core, drill hole MEX20-166A returned 6.3 g/t gold over 22.6 metres at 1,482 metres depth, including 8.5 g/t gold over 6.8 metres at 1,487 metres depth. Outside of the current mineral resource area to the east, drill hole MEX20-193 intersected 4.3 g/t gold over 8.7 metres at 1,639 metres depth and 6.2 g/t gold over 6.3 metres at 1,655 metres depth.

As part of the regional exploration program at Canadian Malartic, three drill rigs completed eight drill holes totalling 7,500 metres during the first quarter of 2021, including the testing of deep targets on the Rand Malartic property located immediately adjacent to the east of the Canadian Malartic mine property.

The drilling from surface at the Rand Malartic property has led to the identification of the potential extension of the East Gouldie Zone in new drill hole RD21-4680A, which encountered a wide gold-mineralized intercept 970 metres east of the easternmost drill hole completed to date into the East Gouldie mineralized envelope (previously reported hole MEX20-180), and approximately 1,150 metres from the current eastern limit of the East Gouldie mineral resources reported at year-end 2020.

Hole RD21-4680A intersected 2.7 g/t gold over 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres at 1,993 metres depth along the down-plunge eastern projection of the current mineral resources at East Gouldie. The new intercept exhibits the same host rocks and mineralization style as East Gouldie, with weak disseminated pyrite within a wide silicified/sericitized alteration zone, suggesting that the current mineral resources at East Gouldie could be expanded significantly down-plunge towards the east.

The above intercept in Hole RD21-4680A is within the Canadian Malartic property and only 120 metres west of the boundary with the contiguous Rand Malartic property.

The Partnership acquired a 100% interest in the 262-hectare Rand Malartic property in March 2019 from NSR Resources for $5 million, with NSR Resources retaining a 2% net smelter return royalty that can be bought back in its entirety by the Partnership for $7 million prior to March 26, 2022.

Additional deep drilling capacity will be mobilized with the objectives of filling the gap between hole RD21-4680A and the current mineral resources at East Gouldie and testing the mineralization farther towards the east and onto the Rand Malartic property.

In 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling focused on continued infilling of the East Gouldie Zone to improve confidence in the mineral resource and to refine the geological model. The Company expects to spend a further $3.2 million (50% basis) on 32,000 metres (100% basis) of exploration drilling in 2021 to test other regional targets at Canadian Malartic, including the Rand Malartic and East Amphi properties.

Goldex – Better Than Forecast Operating Costs; Production Commences at South Zone Sector 2, Tonnage Expected to Ramp Up in the Second Half of 2021

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Tonnes of ore milled (thousands of tonnes)	727	657
Tonnes of ore milled per day	8,078	7,220
Gold grade (g/t)	1.64	1.75
Gold production (ounces)	34,650	33,883
Production costs per tonne (C$)	$39	$40
Minesite costs per tonne (C$)	$39	$39
Production costs per ounce of gold produced ($ per ounce)	$650	$589
Total cash costs per ounce of gold produced ($ per ounce)	$623	$558

Gold production in the first quarter of 2021 increased when compared to the prior-year period primarily due to higher mill throughput levels, partially offset by lower gold grade related to the mining sequence. The higher throughput primarily resulted from continuous operation through the quarter while, in the prior-year period, the operations were temporarily suspended on March 23, 2020 due to the Quebec Order.

Production costs per tonne in the first quarter of 2021 were essentially the same when compared to the prior-year period. Production costs per ounce in the first quarter of 2021 increased when compared to the prior-year period primarily due to the lower gold grades processed as planned and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by the timing of inventory.

Minesite costs per tonne in the first quarter of 2021 were essentially the same when compared to the prior-year period. Total cash costs per ounce in the first quarter of 2021 increased when compared to the prior-year period due to the lower gold grades processed as planned and the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	The Rail-Veyor operated above target at 7,065 tpd in the first quarter of 2021 and for the first time the Rail-Veyor was operated remotely from surface. The demonstrated ability to operate the Rail-Veyor from surface is expected to provide additional operational flexibility and help facilitate an expansion to 7,500 tpd early in 2022

•	In the first quarter of 2021, production commenced in the South Zone sector 2. Production from the higher grade South Zone is expected to increase from the current rate of 375 tpd to 750 tpd in the second half of 2021

•	In May 2021, Goldex has a planned five-day shutdown for underground maintenance to change liners in the loading station silo and a concurrent seven-day shutdown at surface for maintenance to the electrical substation and the main frame of the secondary crusher

Kirkland Lake Project – 2021 Drilling Focused on Infilling and Expanding Mineral Resources at Upper Beaver Deposit

The 100% owned Kirkland Lake project in northeastern Ontario covers approximately 25,506 hectares, a large property that is approximately 35 kilometres long by 17 kilometres wide.

Exploration results from Upper Beaver were last reported in the Company's news release dated February 11, 2021.

In the first quarter of 2021, drilling at Upper Beaver totaled 67 holes (21,014 metres) focused on infill drilling and mineral resource conversion. A highlight from the drilling completed in the first quarter of 2021 was 62.6 g/t gold (28.1 g/t capped at 90 g/t gold) and 0.97% copper over 16.8 metres at approximately 1,200 metres depth. This is the best intersection ever reported from Upper Beaver. An update on the drilling program is expected to be released in the second quarter of 2021 and an internal technical evaluation of the project is expected to be completed in late 2021.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit), together with the recently acquired Hope Bay mine and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

Meadowbank Complex – Long Haul Trucking Record Set in March; Strong Mill Performance in the First Quarter of 2021

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The Complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank minesite. Additional infrastructure has also been built at the Amaruq site. Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Tonnes of ore milled (thousands of tonnes)	924	579
Tonnes of ore milled per day**	10,267	6,363
Gold grade (g/t)	2.94	2.86
Gold production (ounces)	79,965	49,341
Production costs per tonne (C$)	$122	$206
Minesite costs per tonne (C$)	$130	$186
Production costs per ounce of gold produced ($ per ounce)	$1,092	$1,811
Total cash costs per ounce of gold produced ($ per ounce)	$1,123	$1,644

In the first quarter of 2021, gold production increased when compared to the prior-year period primarily due to higher throughput resulting from strong operational performance, optimization of processing facility throughput and expected higher grade with deepening of the pit and the contribution from the IVR open pit. In the first quarter of 2020, production activities at Amaruq were still ramping up and then were hampered in mid-March with the reduction in staffing levels related to the implementation of COVID-19 measures.

Production costs per tonne in the first quarter of 2021 decreased when compared to the prior-year period primarily due to higher mill throughput and the timing of inventory, partially offset by lower capitalized deferred stripping. Production costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period due to the reasons described above and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first quarter of 2021 decreased when compared to the prior-year period primarily due to higher mill throughput, partially offset by lower capitalized deferred stripping. Total cash costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period due to the reasons described above and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	Total tonnage milled was above target due to strong mining and milling performance and softer ore conditions than anticipated

•	The long haul truck fleet showed improved performance through the quarter, with the best month ever in March with over 343,000 tonnes hauled. The performance for the quarter was negatively affected by more road closures than expected due to severe weather conditions

•	Gold production in the second quarter of 2021 is expected to be similar to the first quarter of 2021. Road closure days related to the caribou migration are included in the forecast and production could be affected (favourably or unfavourably) depending on the actual duration of the migration

•	A planned five-day mill shut down was completed in April 2021 to perform maintenance work and replace SAG and ball mill liners

Project Highlights

•	Underground ramp development at Amaruq was on target with 533 metres completed in the first quarter of 2021. Underground development has commenced on the 350 level. The engineering and procurement activities are ongoing and progressing well for the mine production equipment fleet, high pressure grinding rolls, ventilation system, mine dry and Genset installation

Meliadine Mine – Strong Mill Performance and Advancement of Higher-Grade Stopes in the Mining Sequence Drive Better Than Forecasted Production and Costs

Located near Rankin Inlet in the Kivalliq District of Nunavut, Canada, the Meliadine project was acquired in July 2010. The Company owns 100% of the 111,358-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

Meliadine Mine – Operating Statistics*
All metrics exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Tonnes of ore milled (thousands of tonnes)	338	307
Tonnes of ore milled per day**	4,612	3,374
Gold grade (g/t)	7.47	7.32
Gold production (ounces)	88,003	69,975
Production costs per tonne (C$)	$226	$234
Minesite costs per tonne (C$)	$219	$241
Production costs per ounce of gold produced ($ per ounce)	$679	$775
Total cash costs per ounce of gold produced ($ per ounce)	$628	$799

*In the first quarter of 2021, the Tiriganiaq open pit had 8,123 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 73 days in the first quarter of 2021

Gold production in the first quarter of 2021 increased when compared to the prior-year period primarily due to higher throughput as Meliadine delivered a strong performance over the quarter with the processing rate at over 4,600 tpd and higher gold grades than planned which resulted from an adjustment in the mining sequence. In the first quarter of 2020, the Meliadine processing plant was negatively affected by a failure of the crusher apron feeder resulting in through-put levels below expectations.

Production costs per tonne in the first quarter of 2021 decreased when compared to the prior-year period due to higher throughput, partially offset by the timing of inventory. Production costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period due to lower production costs per tonne and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first quarter of 2021 decreased when compared to the prior-year period primarily due to higher throughput. Total cash costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period due to lower minesite costs per tonne and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	Strong performance was achieved in almost all aspects of the operation in the first quarter of 2021

•	Both the underground and open pit mines produced at, or slightly above, expected levels. Processed ore was on target at an average rate of approximately 4,600 tpd, combined with higher processed grade due to changes in the mining sequence which facilitated earlier access to higher grade stopes

•	The change in the mining sequence is expected to result in lower gold production in the second quarter of 2021

•	A planned four-day mill shut down was completed in April 2021 to perform maintenance work on the SAG feed end outer liners and discharge grates

•	Phase 2 expansion work is progressing as planned. Throughput levels are expected to reach 4,800 tpd in the fourth quarter of 2021 and the final expansion to 6,000 tpd is still expected to be completed in 2025

•	Exploration drilling in the first quarter of 2021 at both the Pump South and Wesmeg deposits yielded favourable intersections suggesting strong potential for resource continuity at depth. Additional drilling is planned and results are expected to be released in the second quarter of 2021

Water Management Update

•	Waterline Activities – permitting activities in connection with the saline water discharge line are continuing. A previously postponed technical meeting was completed on January 11-12, 2021. The community roundtable with the key communities of interest and the pre-hearing conference were conducted on February 11 and 12, 2021. The public hearing was scheduled for May 17-20 but has been postponed until further notice due to COVID-19 related travel restrictions

•	Meliadine Water License Amendment – permitting activities in connection with the Water License Amendment are continuing. The public hearing with the Nunavut Water Board was completed on April 1-2, 2021. The Company expects to receive the water license amendment approval in June 2021

•	For all applications, the Company is committed to continuing to pursue consultation and collaboration opportunities with the local community and Nunavut groups and appreciates the efforts made by all to engage with the Company in light of the challenges that have been caused by COVID-19

Hope Bay Mine – Optimization Efforts Ongoing; Exploration Drilling Outlines High-Grade Mineralization at Doris

Located in the Kitikmeot District of Nunavut, Canada, approximately 125 kilometres southwest of Cambridge Bay, the Hope Bay mine was acquired in February 2021. The Company owns 100% of the 205,171-hectare property which includes the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with historical mineral reserves and mineral resources and over 90 regional exploration targets. At the time the Hope Bay mine was acquired, construction at the Doris deposit was complete and commercial production had been achieved in the second quarter of 2017. In 2021, the Company expects to continue mining at the Doris deposit while undertaking optimization efforts. The Doris mill facility, with a design capacity of approximately 2,000 tpd, is currently being operated with a three week on and a three week off rotation. The Company has initiated a property wide exploration program and is evaluating the Madrid and Boston deposits for future production.

Hope Bay Mine – Operating Statistics

Three Months Ended
March 31, 2021*
Tonnes of ore milled (thousands of tonnes)	39
Tonnes of ore milled per day	672
Gold grade (g/t)	10.77
Gold production (ounces)	12,259
Production costs per tonne (C$)	$780
Minesite costs per tonne (C$)	$363
Production costs per ounce of gold produced ($ per ounce)	$1,964
Total cash costs per ounce of gold produced ($ per ounce)	$929

*All metrics are for the period from February 2, 2021 to March 31, 2021.

Gold production in the first quarter of 2021 (from February 2, 2021 to March 31, 2021) at Hope Bay was 12,259 ounces. Over that period, production costs per tonne were C$780, production costs per ounce were $1,964, minesite costs per tonne were C$363 and total cash costs per ounce were $929.

In the first quarter of 2021, gold sales at the Hope Bay mine were 20,221 ounces. The additional 7,962 ounces of gold sold in the quarter were in inventory at the time of acquisition of the Hope Bay mine on February 2, 2021. While the costs related to those additional gold sales are included in the production costs for the quarter, only the tonnes of ore milled and gold produced from February 2, 2021 to March 31, 2021 are included for the production costs per tonne and the production costs per ounce metrics. This approach results in the significant differences between the production costs per tonne and the minesite costs per tonne and between the production costs per ounce and the total cash costs per ounce for the quarter.

Operational Highlights

•	Mill performance improvements continued in the first quarter of 2021, with recoveries exceeding 90%

•	Lateral development is currently averaging approximately 400 metres per month

•	Ore is currently being sourced from the high-grade BTD Zone, which shows potential for expansion (drill testing is underway)

•	Ore production (stopes and development drifts) ranged from 600 to 750 tpd

•	Development of the DCN Zone is expected to begin in the second quarter of 2021 on levels 201 and 221. Access to this zone is expected to increase underground productivity

•	Alimak raise development in the DCN Zone is expected to begin in June 2021

•	The first stope in DCN Zone is planned towards the end of the third quarter 2021

The Company is reviewing several low-cost optimization opportunities designed to improve mining and milling operations, including additional leach tank capacity (spare tankage is available from LaRonde), construction of a small mine dry and maintenance facility separate from the mill building and the purchase of a modular cemented rockfill ("CRF") plant for DCN backfilling requirements.

An internal team has been established to evaluate expanded production scenarios that would potentially involve the Madrid and Boston deposits. A new internal technical evaluation is expected in 2022. The Company believes that Hope Bay has the potential to be a 250,000 to 300,000 ounces of gold per year operation.

Major Exploration Program Launched at Hope Bay; Drilling Prioritizes Doris and Madrid Deposits in Initial Phase of Program

The Company has launched a major delineation, conversion and exploration drilling program at the Hope Bay property, using three rigs from underground and three rigs at surface. In the first quarter of 2021, 124 holes were drilled, totalling 18,100 metres at the Hope Bay property (including drilling completed by TMAC prior to its acquisition by the Company on February 2, 2021).

The Company expects to spend $16.2 million for 69,600 metres of drilling at the Hope Bay property in 2021, including $5.5 million for 29,800 metres of delineation drilling to support production at the Doris mine and $10.7 million for 39,800 metres of drilling on exploration targets around the Doris, Madrid and Boston deposits and other regional targets along the 80-kilometre-long Hope Bay greenstone belt. The Company continues to evaluate exploration priorities and metres allocated on each program and may adjust the allocation of drilling during the course of 2021.

The exploration team at Hope Bay has been strengthened with the addition of Agnico Eagle personnel working on-site, and the large volume of historical exploration data are being compiled and incorporated into the Company's exploration data management system.

Currently, one drill rig is testing the northern extension of the BTD Zone at Doris, two drill rigs have initiated infill drilling in the DCN Zone at Doris in preparation for the ramp-up of development activity to prepare for production and two rigs are testing the Madrid deposit approximately 8 kilometres south of Doris.

Selected recent drill intercepts from the Doris deposit at the Hope Bay mine are set out in the table below. The pierce points are shown on the Doris Deposit at Hope Bay Mine – Composite Longitudinal Section, and drill hole collar coordinates are set out in a table in the Appendix. The intercepts reported for Doris show uncapped and capped gold grades over core length (estimated true widths are currently unknown due to the folded nature of the deposit). The geological interpretation is currently under review and will be updated as new information becomes available with further drilling.

Selected recent drill results from the Doris deposit at Hope Bay

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Core length (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
DBE21-50257	West Limb	106.5	108.6	341	2.1	19.6	19.3
and	West Limb	113.6	116.1	341	2.5	89.3	38.7
DBE21-50285	West Limb	60.6	77.3	343	16.7	9.8	9.8
including	West Limb	60.6	65	343	4.4	12.7	12.7
including	West Limb	71	76	343	5	17.1	17.1
DBE21-52366	West Limb	111.5	118	341	6.5	10.9	6.4
DBE21-52383	West Limb	112.7	118.7	342	6.1	28.5	15.2
including	West Limb	117.3	118.7	342	1.4	107.8	50
DBE21-52389	West Limb	124.2	142.3	341	18.1	4.9	4.9
including	West Limb	126.2	136	341	9.8	7.4	7.4
DCN21-50152	DCN	23.6	28	83	4.5	7.3	7.3
DCN21-50207	DCN	28.6	32.9	78	4.3	10.4	10.4
DCN21-50231	DCN	99.6	111	226	11.5	7.1	7.1
including	DCN	99.6	104	226	4.5	14.3	14.3
DCN21-52248	DCN	35.6	37.9	77	2.3	12	12
and	DCN	55.2	58.4	77	3.2	5.7	5.7
and	DCN	63	66	77	3	3.5	3.5
DCN21-52356	WV	84.2	90	203	5.8	4.2	4.2
DCN21-52357	WV	87.8	95.2	203	7.4	11.6	11.6

*Results from the Doris deposit at Hope Bay use a capping factor of 50 g/t gold.

[Doris Deposit at Hope Bay – Composite Longitudinal Section]

The Doris gold deposit consists of north-south trending, structurally controlled quartz veins in sheared and altered mafic volcanic rocks. Gold occurs in the veins both as disseminations and in association with pyrite. Veins typically range from a few centimetres to several metres in width and the veins can be traced for up to 3.0 kilometres along strike.

The Company believes there is good potential to add to the mineral resources at Doris beneath the diabase dike with continued drilling on the BTD Extension, BTD Connector and BTD Central zones.

During the first quarter of 2021, three drill rigs were in operation at the Doris area to sustain production with delineation and definition drilling mostly in the BTD Extension. Results were in line with expectations, with some local wide zones such as in drill hole DBE21-50285 which intersected 9.8 g/t gold over 16.7 metres at 343 metres depth, including 17.1 g/t gold over 5.0 metres at 343 metres depth. Farther north, drill hole DBE21-50257 intersected a more typical, narrower 19.3 g/t gold over 2.1 metres at 341 metres depth and 38.7 g/t gold over 2.5 metres at 341 metres depth. Conversion drilling was also initiated in the DCN Zone to complete the 20 metre drill spacing program in the fringe of the deposit with one rig at the top and one rig at the bottom of the lens.

Another rig is currently being mobilized at Doris to explore the BTD North Extension from surface in order to position the underground exploration drift properly, moving towards the north at depth.

In the Madrid area, several mineralized zones have been delineated within a north-south trending package of sheared and altered mafic volcanic, gabbroic and ultramafic rocks. The gold mineralization typically occurs with pyrite in quartz-carbonate stockworks

Two rigs have resumed drilling in the shallow portion of the Madrid deposit to test the area around the ramp portal for ground conditions and to investigate potential parallel structures in the hanging wall and footwall of the main ore zone.

A review of the historical estimates for mineral reserves and mineral resources at Hope Bay is under way. The Hope Bay project is not included in the Company's 2020 year-end mineral reserve and mineral resource estimate.

The Hope Bay project has been subject to a significant amount of diamond drilling both by TMAC and previous operators. This drilling has delineated significant mineral reserves and mineral resources. For further details on the historical estimates of mineral reserves and mineral resources at Hope Bay refer to the Company's press release dated February 11, 2021.

There is also good exploration potential elsewhere within the Hope Bay and Elu greenstone belts. The majority of historical and recent exploration has focused on defining and expanding the known deposits. To date, over 90 regional exploration targets have been defined by surface mapping and sampling, and geophysical and geochemical surveys.

FINLAND AND SWEDEN

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company's largest mineral reserves. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine and an expansion to add an underground shaft and increase expected mill throughput by 25% to 2.0 million tonnes per annum is under construction. In Sweden, the Company has a 55% interest in the Barsele exploration project.

Kittila – Records Set in March for Monthly Gold Production and Tonnage Milled

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Tonnes of ore milled (thousands of tonnes)	494	420
Tonnes of ore milled per day	5,489	4,615
Gold grade (g/t)	4.37	4.21
Gold production (ounces)	60,716	49,297
Production costs per tonne (EUR)	€83	€94
Minesite costs per tonne (EUR)	€82	€87
Production costs per ounce of gold produced ($ per ounce)	$801	$886
Total cash costs per ounce of gold produced ($ per ounce)	$798	$810

Gold production in the first quarter of 2021 increased when compared to the prior-year period primarily due to higher throughput resulting from the ramp-up towards its expanded capacity of 2 million tonnes per annum, and to higher gold grades as anticipated by the mining sequence.

Production costs per tonne in the first quarter of 2021 decreased when compared to the prior-year period primarily due to higher throughput levels, reduced contractor usage for development and haulage and the timing of inventory. Production costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period due to the lower production costs per tonne, higher gold grades and the timing of inventory, partially offset by the strengthening of the Euro against the U.S. dollar.

Minesite costs per tonne in the first quarter of 2021 decreased when compared to the prior-year period primarily due to higher throughput levels and reduced contractor usage for development and haulage. Total cash costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period due to lower minesite costs per tonne and higher gold grades, partially offset by the strengthening of the Euro against the U.S. dollar.

Operational Highlights

•	In March 2021, Kittila set records for monthly gold production (23,048 ounces) and monthly mill feed volume (180,594 tonnes)

•	Strong underground ore production (519,000 tonnes) was achieved in the first quarter of 2021

•	Decrease in underground mining costs primarily due to the transition from an underground development contractor to Agnico Eagle personnel

•	Preliminary tertiary crushing tests showed a positive impact on mill throughput. Testing will continue in the second quarter of 2021

•	Autonomous production drilling and haulage trials were successful in the first quarter of 2021 and the Company is analyzing the integration of this technology into its current mining operations

•	In the second quarter of 2021, there is a planned eleven-day shutdown at the Kittila mill for the regular yearly maintenance on the autoclave

Project Highlights

•	The Kittila shaft project is 87% complete which is lower than forecast. The delay has been caused by the impacts of COVID-19 travel restrictions on the shaft sinking contractor. Additional local staff have been hired and the Company is making efforts to be able to return to previously expected advancement rates in the near future. At this point, the project remains on budget but shaft commissioning could be delayed beyond the first half of 2022. A further update on the timeline of the project is expected in the second quarter of 2021 earnings release

•	Underground, the new main haulage level (900 metre level) is progressing ahead of schedule and is on budget

Sale of Certain Non-Core European Properties

On March 19, 2021, the Company entered into a definitive agreement with Gold Line Resources Ltd. ("GLR") and EMX Royalty Corporation ("EMX") to sell its Oijarvi Gold Project located in central Finland and Solvik Gold Project located in southern Sweden (collectively, the "Projects") for aggregate consideration of $10.0 million, comprised of cash and shares of each of GLR and EMX. The Company retained a 2% net smelter return royalty on the Projects, 1% of which may be purchased at any time by EMX for $1.0 million.

SOUTHERN BUSINESS REVIEW

Agnico Eagle's Southern Business operations are focused in Mexico. These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos – Lower Grades Offset by Higher Mill Throughput; Cubiro Development Activities Ongoing with a Focus on Exploration Drilling Access

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Tonnes of ore processed (thousands of tonnes)	493	480
Tonnes of ore processed per day	5,478	5,275
Gold grade (g/t)	1.91	2.36
Gold production (ounces)	29,175	33,310
Production costs per tonne	$65	$75
Minesite costs per tonne	$69	$67
Production costs per ounce of gold produced ($ per ounce)	$1,097	$1,077
Total cash costs per ounce of gold produced ($ per ounce)	$838	$747

Gold production in the first quarter of 2021 decreased when compared to the prior-year period primarily due to lower grades resulting from adjustments to the mine sequence in response to the challenging ground conditions at Cerro Colorado, partially offset by higher throughput from the contribution of production from the Sinter deposit.

Production costs per tonne in the first quarter of 2021 decreased when compared to the prior-year period primarily due to the timing of inventory, partially offset by higher processing costs related to higher unit costs for grinding media and higher diesel consumption to run generators during a one week power outage that affected northern Mexico in February 2021. Production costs per ounce in the first quarter of 2021 increased when compared to the prior-year period due to lower gold grades and higher processing costs per tonne for the reasons described above, partially offset by the timing of the inventory.

Minesite costs per tonne in the first quarter of 2021 increased when compared to the prior-year period primarily due to higher processing costs for the reasons described above, partially offset by higher throughput. Total cash costs per ounce in the first quarter of 2021 increased when compared to the prior-year period due to lower gold grades and higher minesite costs per tonne, partially offset by higher by-product revenues from higher average realized silver prices.

Operational Highlights

•	In the first quarter of 2021, a planned 42-hour shutdown was completed at the processing plant for the maintenance of the SAG mill

•	Underground production at Sinter progressed well and contributed to the higher than planned throughput at the mill. Stopes are backfilled with CRF. The CRF backfill process is expected to be used until the end of the third quarter of 2021. The paste fill project is expected to be ready for the fourth quarter of 2021 at which point Sinter is expected to achieve its full production capacity

Project Highlights

•	At the Cubiro deposit, development productivity was affected by a reduction in contractor staffing related to COVID-19 issues. The development plan was adjusted to prioritize the drifts to access the western area of Cubiro and accelerate the exploration program

•	After several months of interruption related to COVID-19, the ore sorting pilot plant was restarted in early March 2021 with ore from the Sinter deposit

•	At Reyna de Plata East, the permitting process continues to be on track

Creston Mascota – Heap Leach Irrigation and Production Extended into the Second Quarter of 2021; Reclamation Activities Ongoing

The Creston Mascota heap leach open pit mine operated as a satellite operation to the Pinos Altos mine from late 2010 until open pit ore was depleted during the third quarter of 2020; residual gold leaching is now expected to continue through to the second quarter of 2021.

Creston Mascota Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Tonnes of ore processed (thousands of tonnes)	—	212
Tonnes of ore processed per day	—	2,330
Gold grade (g/t)	—	2.88
Gold production (ounces)	4,252	18,184
Production costs per tonne	$—	$56
Minesite costs per tonne	$—	$54
Production costs per ounce of gold produced ($ per ounce)	$568	$651
Total cash costs per ounce of gold produced ($ per ounce)	$193	$423

Gold production in the first quarter of 2021 decreased when compared to the prior-year period. With the depletion of the Bravo pit in the third quarter of 2020, gold production in the first quarter of 2021 came only from residual leaching. No ore was stacked on the heap leach and thus no production costs per tonne or minesite costs per tonne are reported.

In the first quarter of 2021, production costs per ounce decreased when compared to the prior-year period primarily due to lower overall costs as only reduced heap leach and site administration costs remain. Total cash costs per ounce in the first quarter of 2021 decreased when compared to the prior-year period due to the reasons described above and higher by-product revenues from higher realized silver prices.

In the first quarter of 2021, the major closure activities progressed according to plan. Minor residual leaching is expected to continue into the second quarter of 2021.

La India – Heap Leach Irrigation Continues to Decline; Mining Activities Ongoing and Leaching Activities Expected to Normalize in the Second Half of 2021

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Tonnes of ore processed (thousands of tonnes)	1,642	1,534
Tonnes of ore processed per day	18,244	16,857
Gold grade (g/t)	0.43	0.74
Gold production (ounces)	17,033	22,926
Production costs per tonne	$10	$13
Minesite costs per tonne	$10	$12
Production costs per ounce of gold produced ($ per ounce)	$948	$875
Total cash costs per ounce of gold produced ($ per ounce)	$936	$778

Gold production in the first quarter of 2021 decreased when compared to the prior-year period primarily due to lower grades as anticipated by the mining sequence with the deepening of the pit and lower irrigation of the heap leach starting in March resulting from local water shortages, partially offset by higher production rates following the commissioning of the new agglomeration system.

Production costs per tonne in the first quarter of 2021 decreased when compared to the prior-year period primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach, the timing of inventory and by higher production rates. Production costs per ounce in the first quarter of 2021 increased when compared to the prior-year period due to lower gold grades partially offset by the reasons described above.

Minesite costs per tonne in the first quarter of 2021 decreased when compared to the prior-year period primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach, partially offset by higher production rates. Total cash costs per ounce in the first quarter of 2021 increased when compared to the prior-year period due to lower gold grades partially offset by the reasons described above.

Operational Highlights

•	Irrigation of the heap leach pads was reduced starting in March 2021 to manage the low water levels at the minesite that resulted from low rainfall in the La India region in 2020

•	Due to reduced solution circulation on the heap leach pads in the second quarter of 2021, gold production is expected to decline to approximately 7,000 to 8,000 ounces. Mining and ore stacking will continue through that period and full leaching activities are expected to return to more normalized levels in the second half of the year

•	In order to help mitigate the lower water levels, the Company is drilling additional water wells and is upgrading the pumping system at Chipriona during the second quarter of 2021, prior to the start of the rainy season

Project Highlights

•	The La India heap leach pad construction phase III is approximately 81% complete and it is expected to be finished in May 2021

•	Pilot plant testing on sulphide ores from Chipriona and La India are expected to commence later in the year

Santa Gertrudis – 2021 Exploration Program Focused on Increasing Mineral Resources and Targeting New Discoveries

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000. The property has substantial surface infrastructure, including pre-stripped pits, haul roads, water sources and several buildings.

Drill results for the Santa Gertrudis project were last reported in the Company's news release dated February 11, 2021.

In the first quarter of 2021, drilling at Santa Gertrudis totaled 22 holes (8,970 metres) focused on advancing Amelia, Espiritu Santo, Santa Teresa and other zones. In the second quarter of 2021, additional drilling and metallurgical testing are planned to continue expanding the mineral resources, to generate and test new targets and to advance an oxide heap-leach project concept. Drill hole results are expected to be released in the second quarter of 2021 and an internal technical evaluation of the project is expected to be completed in 2021.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "adjusted net income", "operating margin" and "free cash flow" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income and free cash flow, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

AISC per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce is used to show the full cost of gold production from current operations. Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for non-recurring, unusual and other items, including foreign currency translation gains and losses, mark to market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments. Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income (loss) as recorded in the consolidated financial statements: Income and mining taxes expense; other expenses (income); foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Free cash flow is calculated by deducting additions to property, plant and mine development from cash provided by operating activities including changes in non-cash working capital balances. Management uses free cash flow to assess the availability of cash, after funding operations and capital expenditures, to operate the business without additional borrowing or drawing down on the Company's existing cash balance.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices. This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at April 29, 2021. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's future operations, including its employees and overall business; the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay mine; statements about the potential for the Hope Bay mine to be a 250,000 to 300,000 ounces of gold per year operation; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the sufficiency of the Company's cash resources; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility; future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2020 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2020 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex, Meliadine mine and the Hope Bay mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with The Canadian Securities Administrators' NI 43-101. These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations – U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey project (including East Gouldie, East Malartic and Odyssey), has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

Assumptions used for the December 31, 2020 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican Peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$17	$2.75	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d), as well as other information, can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company's AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	December 31, 2020
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Meliadine, Nunavut, Canada	February 11, 2015

APPENDIX – EXPLORATION DRILL COLLAR COORDINATES

Canadian Malartic exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
MEX19-153W	5334701	717701	309	196	72	1914
MEX20-166A	5334595	718289	308	194	66	1872
MEX20-177W	5334208	718319	310	190	74	1575
MEX20-182W	5334597	718146	308	208	61	1790
MEX20-185W	5334704	718008	308	177	66	1981
MEX20-186B	5333661	717868	309	181	70	1638
MEX20-188	5333736	717770	309	171	60	1571
MEX20-190A	5333669	717731	309	176	53	1681
MEX20-191W	5334355	718365	309	176	75	1785
MEX20-192W***	5334731	717441	309	192	73	1969
MEX20-193	5334553	718321	308	184	71	1962
MEX20-193WA	5334553	718321	308	182	71	1884
MEX20-193WAB	5333890	717112	309	195	66	1893
RD21-4680A	5334802	719734	307	176	71	2438
*Coordinate System NAD 1983 UTM Zone 17N

Hope Bay exploration drill collar coordinates

	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
DBE21-50257	7560277	433954	-341	95	15	205
DBE21-50285	7560173	433997	-343	90	17	100
DBE21-52366	7560277	433954	-341	105	12	190
DBE21-52383	7560277	433953	-342	109	15	196

	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
DBE21-52389	7560277	433954	-341	105	18	211
DCN21-50152	7557874	433806	-83	76	-26	111
DCN21-50207	7557656	433802	-78	86	-37	105
DCN21-50231	7557790	433742	-226	90	37	129
DCN21-52248	7557827	433808	-77	90	-68	140
DCN21-52356	7557948	433694	-203	120	22	111
DCN21-52357	7557946	433694	-203	117	33	125
*Coordinate System NAD 1983 UTM Zone 13N

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2021	2020
Operating margin(i) by mine:
Northern Business
LaRonde mine	$93,728	$45,194
LaRonde Zone 5 mine	12,598	10,851
Goldex mine	38,739	35,160
Meadowbank Complex	49,950	3,813
Meliadine mine	100,961	57,226
Hope Bay mine	11,230	—
Canadian Malartic mine(ii)	103,748	57,046
Kittila mine	58,703	41,910
Southern Business
Pinos Altos mine	26,426	28,057
Creston Mascota mine	7,634	17,591
La India mine	18,275	18,928
Total operating margin(i)	521,992	315,776
Amortization of property, plant and mine development	181,115	153,509
Exploration, corporate and other	111,289	138,936
Income before income and mining taxes	229,588	23,331
Income and mining taxes expense	93,440	44,896
Net income (loss) for the period	$136,148	$(21,565)
Net income (loss) per share — basic and diluted	$0.56	$(0.09)

Cash flows:
Cash provided by operating activities	$356,387	$163,358
Cash used in investing activities	$(527,868)	$(178,166)
Cash (used in) provided by financing activities	$(100,134)	$954,830

Realized prices:
Gold (per ounce)	$1,780	$1,579
Silver (per ounce)	$26.13	$15.74
Zinc (per tonne)	$2,743	$2,217
Copper (per tonne)	$8,958	$5,410

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2021	2020
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	75,389	55,223
LaRonde Zone 5 mine	17,689	14,464
Goldex mine	34,650	33,883
Meadowbank Complex	79,965	49,341
Meliadine mine	96,126	69,975
Hope Bay mine	12,259	—
Canadian Malartic mine(ii)	89,550	64,763
Kittila mine	60,716	49,297
Southern Business
Pinos Altos mine	29,175	33,310
Creston Mascota mine	4,252	18,184
La India mine	17,033	22,926
Total gold (ounces)	516,804	411,366

Silver (thousands of ounces):
Northern Business
LaRonde mine	203	160
LaRonde Zone 5 mine	3	3
Goldex mine	—	1
Meadowbank Complex	24	20
Meliadine mine	7	6
Canadian Malartic mine(ii)	82	97
Kittila mine	3	3
Southern Business
Pinos Altos mine	373	517
Creston Mascota mine	36	279
La India mine	16	20
Total silver (thousands of ounces)	747	1,106

Zinc (tonnes)	1,867	510
Copper (tonnes)	752	749

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2021	2020
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	75,285	38,273
LaRonde Zone 5 mine	14,314	14,258
Goldex mine	34,358	34,740
Meadowbank Complex	76,281	58,581
Meliadine mine	98,349	70,979
Hope Bay mine	20,221	—
Canadian Malartic mine(ii)(iv)	83,556	64,900
Kittila mine	59,597	54,250
Southern Business
Pinos Altos mine	27,613	34,997
Creston Mascota mine	4,878	16,408
La India mine	18,834	23,497
Total gold (ounces)	513,286	410,883

Silver (thousands of ounces):
Northern Business
LaRonde mine	199	175
LaRonde Zone 5 mine	3	2
Meadowbank Complex	19	22
Meliadine mine	8	8
Canadian Malartic mine(ii)(iv)	67	111
Kittila mine	2	3
Southern Business
Pinos Altos mine	361	560
Creston Mascota mine	50	263
La India mine	19	22
Total silver (thousands of ounces):	728	1,166

Zinc (tonnes)	2,660	1,658
Copper (tonnes)	754	754

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2021	2020
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$727	$806
LaRonde Zone 5 mine	766	847
Goldex mine	623	558
Meadowbank Complex	1,129	1,650
Meliadine mine(vi)	630	801
Hope Bay mine	929	—
Canadian Malartic mine(ii)(vii)	640	763
Kittila mine	799	811
Southern Business
Pinos Altos mine	1,165	990
Creston Mascota mine	490	643
La India mine	969	793
Weighted average total cash costs per ounce of gold produced	$797	$889

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$490	$682
LaRonde Zone 5 mine	761	845
Goldex mine	623	558
Meadowbank Complex	1,123	1,644
Meliadine mine(vi)	628	799
Hope Bay mine	929	—
Canadian Malartic mine(ii)(vii)	617	734
Kittila mine	798	810
Southern Business
Pinos Altos mine	838	747
Creston Mascota mine	193	423
La India mine	936	778
Weighted average total cash costs per ounce of gold produced	$734	$836

Notes:
(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.
(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.
(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three months ended March 31, 2021 includes 8,123 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced during this period as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. Payable production for the three months ended March 31, 2020 includes 2,974 ounces of gold from the Barnat deposit at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.
(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.
(vi) The Meliadine mine's cost calculations per ounce of gold produced for the three months ended March 31, 2021 exclude 8,123 ounces of payable gold production, which were produced during this period as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.
(vii) The Canadian Malartic mine's cost calculations per ounce of gold produced for the three months ended March 31, 2020 exclude 2,974 ounces of payable gold production which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, IFRS basis)
(Unaudited)

	As at	As at
	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$126,466	$402,527
Short-term investments	5,486	3,936
Restricted cash	23,077	—
Trade receivables	16,371	11,867
Inventories	669,551	630,474
Income taxes recoverable	6,210	3,656
Fair value of derivative financial instruments	36,862	35,516
Other current assets	162,661	159,212
Total current assets	1,046,684	1,247,188
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	7,518,813	7,325,418
Investments	282,158	375,103
Other assets	297,369	259,254
Total assets	$9,552,816	$9,614,755

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$362,473	$363,801
Reclamation provision	11,313	15,270
Interest payable	25,509	12,184
Income taxes payable	32,036	102,687
Lease obligations	22,429	20,852
Fair value of derivative financial instruments	1,508	904
Total current liabilities	455,268	515,698
Non-current liabilities:
Long-term debt	1,565,888	1,565,241
Lease obligations	94,404	99,423
Reclamation provision	710,168	651,783
Deferred income and mining tax liabilities	969,830	1,036,061
Other liabilities	67,940	63,336
Total liabilities	3,863,498	3,931,542

EQUITY
Common shares:
Outstanding — 243,810,637 common shares issued, less 770,936 shares held in trust	5,752,660	5,751,479
Stock options	182,647	175,640
Contributed surplus	37,254	37,254
Deficit	(315,251)	(366,412)
Other reserves	32,008	85,252
Total equity	5,689,318	5,683,213
Total liabilities and equity	$9,552,816	$9,614,755

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(thousands of United States dollars, except per share amounts, IFRS basis)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
REVENUES
Revenues from mining operations	$934,392	$671,878

COSTS, EXPENSES AND OTHER INCOME
Production(i)	412,400	356,102
Exploration and corporate development	28,709	29,643
Amortization of property, plant and mine development	181,115	153,509
General and administrative	44,933	30,543
Finance costs	22,168	27,762
Loss on derivative financial instruments	21,066	42,602
Foreign currency translation (gain) loss	(3,078)	3,846
Other (income) expenses	(2,509)	4,540
Income before income and mining taxes	229,588	23,331
Income and mining taxes expense	93,440	44,896
Net income (loss) for the period	$136,148	$(21,565)

Net income (loss) per share - basic and diluted	$0.56	$(0.09)

Weighted average number of common shares outstanding (in thousands):
Basic	242,992	240,222
Diluted	244,187	240,222

Note:
(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, IFRS basis)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
OPERATING ACTIVITIES
Net income (loss) for the period	$136,148	$(21,565)
Add (deduct) adjusting items:
Amortization of property, plant and mine development	181,115	153,509
Deferred income and mining taxes	51,436	24,732
Unrealized (gain) loss on currency and commodity derivatives	(741)	38,432
Unrealized loss on warrants	31,810	1,863
Stock-based compensation	18,036	15,018
Foreign currency translation (gain) loss	(3,078)	3,846
Other	503	(11,048)
Changes in non-cash working capital balances:
Trade receivables	(4,504)	1,282
Income taxes	(68,483)	(22,130)
Inventories	25,842	7,677
Other current assets	(2,270)	11,923
Accounts payable and accrued liabilities	(21,685)	(58,690)
Interest payable	12,258	18,509
Cash provided by operating activities	356,387	163,358

INVESTING ACTIVITIES
Additions to property, plant and mine development	(181,886)	(168,811)
Acquisition of TMAC, net of cash and cash equivalents	(185,898)	—
Advance to TMAC to fund repayment of debt	(105,000)	—
Payment to repurchase the Hope Bay royalty	(50,000)	—
Proceeds from sale of property, plant and mine development	462	101
Net sales of short-term investments	(1,550)	(2,144)
Net proceeds from sale of equity securities and other investments	1,473	8,759
Purchases of equity securities and other investments	(5,469)	(16,071)
Cash used in investing activities	(527,868)	(178,166)

FINANCING ACTIVITIES
Proceeds from Credit Facility	240,000	1,000,000
Repayment of Credit Facility	(240,000)	—
Repayment of lease obligations	(5,424)	(3,729)
Dividends paid	(72,970)	(37,494)
Repurchase of common shares for stock-based compensation plans	(34,606)	(35,930)
Proceeds on exercise of stock options	8,401	28,074
Common shares issued	4,465	3,909
Cash (used in) provided by financing activities	(100,134)	954,830
Effect of exchange rate changes on cash and cash equivalents	(4,446)	(6,646)
Net (decrease) increase in cash and cash equivalents during the period	(276,061)	933,376
Cash and cash equivalents, beginning of period	402,527	321,897
Cash and cash equivalents, end of period	$126,466	$1,255,273

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,726	$7,232
Income and mining taxes paid	$108,653	$46,127

AGNICO EAGLE MINES LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES
(thousands of United States dollars, except where noted)

Total Production Costs by Mine
	Three Months Ended March 31,
(thousands of United States dollars)	2021	2020
LaRonde mine	$51,342	$20,636
LaRonde Zone 5 mine	12,685	11,792
LaRonde Complex	64,027	32,428
Goldex mine	22,513	19,958
Meadowbank Complex	87,339	89,366
Meliadine mine	59,764	54,255
Hope Bay mine	24,075	—
Canadian Malartic mine(i)	55,468	48,656
Kittila mine	48,660	43,671
Pinos Altos mine	31,998	35,881
Creston Mascota mine	2,417	11,837
La India mine	16,139	20,050
Production costs per the condensed interim consolidated statements of income (loss)	$412,400	$356,102

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine
(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		75,389		55,223

Production costs	$51,342	$681	$20,636	$374
Inventory and other adjustments(iv)	3,491	46	23,856	432
Cash operating costs (co-product basis)	$54,833	$727	$44,492	$806
By-product metal revenues	(17,899)	(237)	(6,828)	(124)
Cash operating costs (by-product basis)	$36,934	$490	$37,664	$682

LaRonde Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2021				March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				487				412

Production costs		$51,342		$105		$20,636		$50
Production costs (C$)	C$	66,403	C$	136	C$	25,831	C$	63
Inventory and other adjustments (C$)(v)		(1,989)		(4)		28,591		69
Minesite operating costs (C$)	C$	64,414	C$	132	C$	54,422	C$	132

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,689		14,464

Production costs	$12,685	$717	$11,792	$815
Inventory and other adjustments(iv)	864	49	462	32
Cash operating costs (co-product basis)	$13,549	$766	$12,254	$847
By-product metal revenues	(89)	(5)	(33)	(2)
Cash operating costs (by-product basis)	$13,460	$761	$12,221	$845

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2021				March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				277				245

Production costs		$12,685		$46		$11,792		$48
Production costs (C$)	C$	16,154	C$	58	C$	15,803	C$	65
Inventory and other adjustments (C$)(v)		1,643		6		660		2
Minesite operating costs (C$)	C$	17,797	C$	64	C$	16,463	C$	67

LaRonde Complex	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		93,078		69,687

Production costs	$64,027	$688	$32,428	$465
Inventory and other adjustments(iv)	4,355	47	24,318	349
Cash operating costs (co-product basis)	$68,382	$735	$56,746	$814
By-product metal revenues	(17,988)	(194)	(6,861)	(98)
Cash operating costs (by-product basis)	$50,394	$541	$49,885	$716

LaRonde Complex	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2021				March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				764				657

Production costs		$64,027		$84		$32,428		$49
Production costs (C$)	C$	82,557	C$	108	C$	41,634	C$	63
Inventory and other adjustments (C$)(v)		(346)		—		29,251		45
Minesite operating costs (C$)	C$	82,211	C$	108	C$	70,885	C$	108

Goldex Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,650		33,883

Production costs	$22,513	$650	$19,958	$589
Inventory and other adjustments(iv)	(937)	(27)	(1,063)	(31)
Cash operating costs (co-product basis)	$21,576	$623	$18,895	$558
By-product metal revenues	(6)	—	—	—
Cash operating costs (by-product basis)	$21,570	$623	$18,895	$558

Goldex Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2021				March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				727				657

Production costs		$22,513		$31		$19,958		$30
Production costs (C$)	C$	28,558	C$	39	C$	26,239	C$	40
Inventory and other adjustments (C$)(v)		(27)		—		(932)		(1)
Minesite operating costs (C$)	C$	28,531	C$	39	C$	25,307	C$	39

Meadowbank Complex	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		79,965		49,341

Production costs	$87,339	$1,092	$89,366	$1,811
Inventory and other adjustments(iv)	2,938	37	(7,944)	(161)
Cash operating costs (co-product basis)	$90,277	$1,129	$81,422	$1,650
By-product metal revenues	(492)	(6)	(301)	(6)
Cash operating costs (by-product basis)	$89,785	$1,123	$81,121	$1,644

Meadowbank Complex	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2021				March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				924				579

Production costs		$87,339		$95		$89,366		$154
Production costs (C$)	C$	112,766	C$	122	C$	119,505	C$	206
Inventory and other adjustments (C$)(v)		7,102		8		(11,925)		(20)
Minesite operating costs (C$)	C$	119,868	C$	130	C$	107,580	C$	186

Meliadine Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)(vi)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		88,003		69,975

Production costs	$59,764	$679	$54,255	$775
Inventory and other adjustments(iv)	(4,291)	(49)	1,787	26
Cash operating costs (co-product basis)	$55,473	$630	$56,042	$801
By-product metal revenues	(220)	(2)	(112)	(2)
Cash operating costs (by-product basis)	$55,253	$628	$55,930	$799

Meliadine Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)(vii)	March 31, 2021				March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				338				307

Production costs		$59,764		$177		$54,255		$177
Production costs (C$)	C$	76,409	C$	226	C$	71,927	C$	234
Inventory and other adjustments (C$)(v)		(2,508)		(7)		2,118		7
Minesite operating costs (C$)	C$	73,901	C$	219	C$	74,045	C$	241

Hope Bay Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		12,259		—

Production costs	$24,075	$1,964	$—	$—
Inventory and other adjustments(iv)	(12,691)	(1,035)	—	—
Cash operating costs (co-product basis)	$11,384	$929	$—	$—
By-product metal revenues	—	—	—	—
Cash operating costs (by-product basis)	$11,384	$929	$—	$—

Hope Bay Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2021				March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				39				—

Production costs		$24,075		$616		$—		$—
Production costs (C$)	C$	30,477	C$	780	C$	—	C$	—
Inventory and other adjustments (C$)(v)		(16,306)		(417)		—		—
Minesite operating costs (C$)	C$	14,171	C$	363	C$	—	C$	—

Canadian Malartic Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(i)(ii)(viii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		89,550		61,789

Production costs	$55,468	$619	$48,656	$787
Inventory and other adjustments(iv)	1,816	21	(1,507)	(24)
Cash operating costs (co-product basis)	$57,284	$640	$47,149	$763
By-product metal revenues	(2,030)	(23)	(1,773)	(29)
Cash operating costs (by-product basis)	$55,254	$617	$45,376	$734

Canadian Malartic Mine	Three Months Ended				Three Months Ended
Per Tonne(i)(iii)(ix)	March 31, 2021				March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,631				2,321

Production costs		$55,468		$21		$48,656		$21
Production costs (C$)	C$	71,210	C$	27	C$	65,472	C$	28
Inventory and other adjustments (C$)(v)		2,211		1		(2,526)		(1)
Minesite operating costs (C$)	C$	73,421	C$	28	C$	62,946	C$	27

Kittila Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		60,716		49,297

Production costs	$48,660	$801	$43,671	$886
Inventory and other adjustments(iv)	(129)	(2)	(3,676)	(75)
Cash operating costs (co-product basis)	$48,531	$799	$39,995	$811
By-product metal revenues	(54)	(1)	(54)	(1)
Cash operating costs (by-product basis)	$48,477	$798	$39,941	$810

Kittila Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2021		March 31, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		494		420

Production costs	$48,660	$99	$43,671	$104
Production costs (€)	€41,068	€83	€39,665	€94
Inventory and other adjustments (€)(v)	(337)	(1)	(3,358)	(7)
Minesite operating costs (€)	€40,731	€82	€36,307	€87

Pinos Altos Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		29,175		33,310

Production costs	$31,998	$1,097	$35,881	$1,077
Inventory and other adjustments(iv)	1,987	68	(2,906)	(87)
Cash operating costs (co-product basis)	$33,985	$1,165	$32,975	$990
By-product metal revenues	(9,538)	(327)	(8,079)	(243)
Cash operating costs (by-product basis)	$24,447	$838	$24,896	$747

Pinos Altos Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2021		March 31, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		493		480

Production costs	$31,998	$65	$35,881	$75
Inventory and other adjustments(v)	2,160	4	(3,491)	(8)
Minesite operating costs	$34,158	$69	$32,390	$67

Creston Mascota Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		4,252		18,184

Production costs	$2,417	$568	$11,837	$651
Inventory and other adjustments(iv)	(336)	(78)	(143)	(8)
Cash operating costs (co-product basis)	$2,081	$490	$11,694	$643
By-product metal revenues	(1,263)	(297)	(4,000)	(220)
Cash operating costs (by-product basis)	$818	$193	$7,694	$423

Creston Mascota Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)(x)	March 31, 2021		March 31, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		212

Production costs	$2,417	$—	$11,837	$56
Inventory and other adjustments(v)	(2,417)	—	(361)	(2)
Minesite operating costs	$—	$—	$11,476	$54

La India Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2021		March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,033		22,926

Production costs	$16,139	$948	$20,050	$875
Inventory and other adjustments(iv)	362	21	(1,873)	(82)
Cash operating costs (co-product basis)	$16,501	$969	$18,177	$793
By-product metal revenues	(562)	(33)	(332)	(15)
Cash operating costs (by-product basis)	$15,939	$936	$17,845	$778

La India Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2021		March 31, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,642		1,534

Production costs	$16,139	$10	$20,050	$13
Inventory and other adjustments(v)	242	—	(2,238)	(1)
Minesite operating costs	$16,381	$10	$17,812	$12

Notes:
(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.
(ii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash costs per ounce.
(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of minesite costs per tonne.
(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.
(v) This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.
(vi) The Meliadine mine's cost calculations per ounce of gold produced for the three months ended March 31, 2021 exclude 8,123 ounces of payable gold production which were produced during this period, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.
(vii) The Meliadine mine's cost calculations per tonne for the three months ended March 31, 2021 exclude 77,037 tonnes of ore from the Tiriganiaq open pit deposit which were processed during this period, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.
(viii) The Canadian Malartic mine's cost calculations per ounce of gold produced for the three months ended March 31, 2020 exclude 2,974 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(ix) The Canadian Malartic mine's cost calculations per tonne for the three months ended March 31, 2020 exclude 135,065 tonnes of ore from the Barnat deposit, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(x) The Creston Mascota mine's cost calculations per tonne for the three months ended March 31, 2021 exclude approximately $2.4 million of production costs incurred during the three months ended March 31, 2021 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended March 31,
(United States dollars per ounce of gold produced, except where noted)	2021	2020
Production costs per the condensed interim consolidated statements of income (loss) (thousands of United States dollars)	$412,400	$356,102
Adjusted gold production (ounces)(i)(ii)	508,681	408,392
Production costs per ounce of adjusted gold production	$811	$872
Adjustments:
Inventory and other adjustments(iii)	(14)	17
Total cash costs per ounce of gold produced (co-product basis)(iv)	$797	$889
By-product metal revenues	(63)	(53)
Total cash costs per ounce of gold produced (by-product basis)(iv)	$734	$836
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	175	177
General and administrative expenses (including stock options)	88	75
Non-cash reclamation provision, sustaining leases and other	10	11
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,007	$1,099
By-product metal revenues	63	53
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,070	$1,152

Notes:
(i) Adjusted gold production for the three months ended March 31, 2021 excludes 8,123 ounces of payable production of gold at the Meliadine mine which were produced during this period, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.
(ii) Adjusted gold production for the three months ended March 31, 2020 excludes 2,974 ounces of payable production of gold at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(iii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.
(iv) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash cost per ounce of gold produced.

Reconciliation of Net Income (Loss) to Operating Margin(i)

	Three Months Ended March 31,
(thousands of United States dollars)	2021	2020
Net income (loss) for the period	$136,148	$(21,565)
Income and mining taxes expense	93,440	44,896
Other (income) expenses	(2,509)	4,540
Foreign currency translation (gain) loss	(3,078)	3,846
Loss on derivative financial instruments	21,066	42,602
Finance costs	22,168	27,762
General and administrative	44,933	30,543
Amortization of property, plant, and mine development	181,115	153,509
Exploration and corporate development	28,709	29,643
Operating margin(i)	$521,992	$315,776

Note:
(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.